 TRANSALTA CORPORATION

SECOND QUARTER REPORT FOR 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 29 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the six months ended June 30, 2009 and 2008, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our 2008 Annual Report.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated July  29, 2009.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, information technology, risk management, human resources, internal audit, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items relating to self-sustaining foreign operations is reflected in the equity section of the consolidated balance sheets.

TRANSALTA CORPORATION / Q2 2009   1

The following table depicts key financial results and statistical operating data:

1

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Availability (%)	82.8	79.3	84.6	85.5
Production (GWh)	9,656	10,652	21,829	23,878
Revenue	585	708	1,341	1,511
Gross margin[1]	346	376	727	809
Operating income[1]	14	93	99	282
Net (loss) earnings	(6)	47	36	80
Basic and diluted (loss) earnings per common share	(0.03)	0.24	0.18	0.40
Comparable (loss) earnings per share[1]	(0.03)	0.25	0.16	0.74
Cash flow from operating activities	57	171	140	408
Free cash flow[1]	(144)	(26)	(208)	(55)
Cash dividends declared per share	0.29	0.27	0.58	0.54

	As at June 30, 2009	As at Dec. 31, 2008
Total assets	7,807	7,815
Total long-term financial liabilities	3,803	3,636

AVAILABILITY & PRODUCTION

Availability for the three months ended June 30, 2009 increased to 82.8 per cent from 79.3 per cent compared to the same period in 2008 due to lower unplanned outages at the Alberta Thermal plants (“Alberta Thermal”), lower planned and unplanned outages at the Centralia Thermal plant (“Centralia Thermal”), and no planned maintenance in 2009 at the Genesee 3 Thermal plant (“Genesee 3”), partially offset by higher planned outages at Alberta Thermal.

Availability for the six months ended June 30, 2009 decreased to 84.6 per cent from 85.5 per cent compared to the same period in 2008 due to higher planned and unplanned outages at Alberta Thermal, partially offset by lower planned and unplanned outages at Centralia Thermal, and no planned maintenance in 2009 at Genesee 3.

Production for the three months ended June 30, 2009 decreased 996 gigawatt hours (“GWh”) compared to the same period in 2008 due to higher planned outages at Alberta Thermal and from economic dispatching at Centralia Thermal, and lower hydro volumes, partially offset by lower planned and unplanned outages at Centralia Thermal, lower unplanned outages at Alberta Thermal, and no planned maintenance in 2009 at Genesee 3.

Production for the six months ended June 30, 2009 decreased 2,049 GWh compared to the same period in 2008 due to higher planned and unplanned outages at Alberta Thermal, lower hydro volumes, and from economic dispatching at Centralia Thermal, partially offset by lower planned and unplanned outages at Centralia Thermal, and no planned maintenance in 2009 at Genesee 3.

1  Gross margin, Operating income, Comparable earnings, and Free cash flow are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 25 of this MD&A for further discussion of these items, including a reconciliation to net earnings and cash flow from operating activities.

2   TRANSALTA CORPORATION / Q2 2009

NET (LOSS) EARNINGS

A reconciliation of net earnings is presented below:

	3 months ended June 30	6 months ended June 30
Net earnings, 2008	47	80
Decrease in Generation gross margins	(23)	(73)
Mark-to-market movements - Generation	23	21
Decrease in COD gross margins	(30)	(30)
Increase in operations, maintenance, and administration costs	(29)	(68)
Increase in depreciation expense	(18)	(31)
Decrease in net interest expense	2	2
Decrease in equity loss	-	97
Decrease in income tax expense	24	34
Other	(2)	4
Net (loss) earnings, 2009	(6)	36

Generation gross margins, net of mark-to-market movements, were comparable for the three months ended June 30, 2009 to the same period in 2008 as a result of higher planned outages at Alberta Thermal, and lower hydro volumes and prices, partially offset by favourable foreign exchange rates, lower unplanned outages at Alberta Thermal, and no planned maintenance in 2009 at Genesee 3.

For the six months ended June 30, 2009, Generation gross margins, net of mark-to-market movements, decreased due to higher planned and unplanned outages at Alberta Thermal, and lower hydro pricing and volumes, partially offset by favourable foreign exchange rates, and no planned maintenance in 2009 at Genesee 3.

For the three months and six months ended June 30, 2009, COD gross margins decreased relative to the same period in 2008 due to market changes in the Western region, partially offset by favourable Eastern Region strategies.

Operations, maintenance, and administration (“OM&A”) costs for the three and six months ended June 30, 2009 increased compared to the same period in 2008 primarily due to higher planned outages and unfavourable foreign exchange rates.

Depreciation expense for the three and six months ended June 30, 2009 increased compared to the same period in 2008 due to the retirement of certain assets during planned maintenance activities, and unfavourable foreign exchange rates, partially offset by the early retirement of certain components as a result of equipment modifications made at Centralia Thermal in 2008.

In the first quarter of 2008, an equity loss of $97 million was recorded to reflect the writedown of our Mexican investment that was sold in the fourth quarter of the same year.

For the three and six months ended June 30, 2009, income tax expense decreased compared to the same period in 2008 due to lower pre-tax earnings in 2009, partially offset by the tax recovery on the writedown of our Mexican investment in 2008.

CASH FLOW

Cash flow from operating activities for the three months ended June 30, 2009 decreased $114 million primarily as a result of lower cash earnings and higher inventory balances due to lower production.

TRANSALTA CORPORATION / Q2 2009   3

Cash flow from operating activities for the six months ended June 30, 2009 decreased $268 million due to lower cash earnings, the receipt of an additional Power Purchase Agreement (“PPA”) payment in 2008, and higher inventory balances in 2009.

Free cash flow for the three and six months ended June 30, 2009 decreased compared to the same period in 2008 primarily due to lower earnings.

SIGNIFICANT EVENTS

Three months ended June 30, 2009

Carbon Capture and Storage

On June 30, 2009 the Alberta Government announced that our Project Pioneer was not selected as part of the first CCS projects to receive funding under its $2 billion CCS initiative.  The Alberta Government has indicated its intent to negotiate funding agreements with the selected parties by July 30, 2009, and if not successful, may look to open discussions with other projects.

Senior Notes Offering

On May 26, 2009, we announced an offering of $200 million senior notes maturing in 2014 and bearing an interest rate of 6.45 per cent.  The net proceeds from the offering will be used for debt repayment, financing of our long-term investment plan, and for general corporate purposes.

Major Maintenance Plans

On May 20, 2009, we announced the advancement of a major maintenance outage on Unit 3 of our Sundance facility from the second quarter of 2010 into the second and third quarters of 2009.  The advancement of the maintenance outage takes advantage of current low power prices, optimizes preventative maintenance in the short-term, provides an economic cash benefit over the two-year period, and improves the unit’s availability.  As a result of the change in schedule, 2009 lost GWh are expected to increase by approximately 380 GWh and net income is anticipated to decline by $24-$28 million ($0.12 - $0.14 earnings per share).

Normal Course Issuer Bid (“NCIB”) Program

On May 6, 2009, we announced plans to renew our NCIB program until May 6, 2010.  We received the approval to purchase, for cancellation, up to 9.9 million of our common shares representing 5 per cent of our 198 million common shares issued and outstanding as at April 30, 2009.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition.

Chief Operating Officer

On April 28, 2009 we announced the appointment of Dawn Farrell to the position of Chief Operating Officer.  In this new role, Ms. Farrell will lead our operations, commercial, engineering, technology, and procurement activities. Prior to this appointment, Ms. Farrell was Executive Vice President of Commercial Operations and Development.

4   TRANSALTA CORPORATION / Q2 2009

Additionally, Richard Langhammer, Executive Vice President of Generation Operations, took on a new assignment of Chief Productivity Officer for the remainder of 2009 with the responsibility of identifying strategies to create sustainable costs savings across the company. Mr. Langhammer announced his retirement earlier this year; he will formally retire at the end of 2009 after 23 years of service.

Ardenville Wind Power Project

On April 28, 2009, we announced plans to design, build, and operate Ardenville, a 69 megawatt (“MW”) wind power project in southern Alberta.  The capital cost of the project is estimated at $135 million.  Included in the capital cost of the project is the purchase of an already operational 3 MW turbine at Macleod Flats.  Commercial operations of the remainder of the Ardenville wind project is expected to commence in the first quarter of 2011.

Sundance Unit 4 Derate

On Feb. 10, 2009, we reported the first quarter financial impact of an extended derate on Unit 4 of our Sundance facility (“Unit 4”).  The facility experienced an unplanned outage in December 2008 related to the failure of an induced draft fan. At that time, Unit 4, which has a capacity of 406 MW, had been derated to approximately 205 MW.  The repair of the induced draft fan components by the original equipment manufacturer took longer than planned, and therefore, Unit 4 did not return to full service until Feb. 23, 2009.  As a result of the extended derate, first quarter production and net earnings were reduced by 328 GWh and $10 million, respectively representing both lost merchant revenue and penalties.

In response to this event, as required by the appropriate PPA legislation, we gave notice of a High Impact Low Probability Force Majeure Event to the PPA Buyer and the Balancing Pool.  On April 27, 2009, the Balancing Pool rejected our assertion that this outage should be regarded as a High Impact Low Probability Force Majeure Event.  As required by the PPA legislation, we were required to pay the penalties related to the derate.  As a result, accounting standards required that we also record an additional charge in the second quarter of $7 million after-tax related to this event.  We continue with commercial negotiations in the expectation of arriving at a mutually satisfactory settlement on the matter.

Six months ended June 30, 2009

Keephills Units 1 and 2 Uprates

On Jan. 29, 2009, we announced a 46 MW (23 MW per unit) efficiency uprate at Unit 1 and Unit 2 of our Keephills facility. The total capital cost of the project is estimated at $68 million with commercial operations expected to commence by the end of 2011 and 2012, respectively.

Dividend Increase

On Jan. 28, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on common shares, an increase of $0.02 per share, which on an annual basis will yield $1.16 per share versus $1.08 per share in 2008.

TRANSALTA CORPORATION / Q2 2009   5

SUBSEQUENT EVENTS

Offer to Acquire Canadian Hydro Developers

On July 20, 2009 we announced that we intended to make an all-cash offer to acquire Canadian Hydro Developers, Inc. ("Canadian Hydro") at a price of $4.55 per share.  The offer presents a premium of approximately 30 percent to the volume weighted average trading price of Canadian Hydro's common shares on the Toronto Stock Exchange for the 10 days preceding the offer.  The proposed transaction has an enterprise value of approximately $1.5 billion.

Canadian Hydro operates 694 MW of wind, hydro and biomass facilities in Alberta, Ontario, Quebec, and British Columbia. It also has 252 MW of advanced-stage development projects in western and eastern Canada. Canadian Hydro’s assets are highly contracted with creditworthy counterparties.  On a combined basis, TransAlta and Canadian Hydro would have net generation capacity of 8,657 MW in operation.  The renewables portfolio would include 1,900 MW in operation, or 22 per cent of the combined portfolio.  In addition, there would be 569 MW under construction and over 600 MW in advanced-stage development.

The transaction will be initially funded with $1.2 billion of new committed syndicated bridge credit facilities, which, along with existing credit facilities and internally generated cash will provide ample funding to take up and pay for all of the outstanding Canadian Hydro shares.  This initial funding will be replaced with permanent long-term funding in the debt capital markets, underpinned by raising an additional $250 - $300 million of equity.  We anticipate that the rating agencies will confirm our investment grade credit ratings based upon completing the transaction as outlined.  The transaction is also not expected to impact our dividend policy.

We commenced the offer on July 22, 2009.  The offer will be open for acceptance for a period of 36 days and will expire on Aug. 27, 2009 unless extended or withdrawn.  The offer will be subject to certain conditions, including acceptance of the offer by holders of at least 66⅔ per cent of Canadian Hydro's common shares calculated on a fully-diluted basis, and receipt of all necessary regulatory approvals.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity and natural gas upon our financial results, refer to our 2008 Annual Report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 21 of the 2008 Annual Report for a full discussion of the spot electricity market and the impact of electricity prices upon our business and our strategy to hedge our risk on changes in those prices.

6   TRANSALTA CORPORATION / Q2 2009

The average spot electricity prices and spark spreads for the second quarter of 2009 and 2008 in our three main markets are shown in the following graphs.

For the second quarter of 2009, spot prices decreased in Alberta, the Pacific Northwest, and in Ontario compared to the same period in 2008 due to lower natural gas prices and decreased demand for electricity.  Prices in Alberta also decreased due to better available supply compared to the previous year.

For the six months ended June 30, 2009 electricity prices in all three markets were lower than the same period in 2008.  These lower prices were primarily due to lower natural gas prices combined with better unit availability in Alberta.  Details on how our contracted assets and hedging activities help reduce the impact of price changes upon our current results are discussed below.  Discussion of our longer-term plans for helping reduce the impact of price changes to our results hedging are discussed in further detail on page 20 of this MD&A.

TRANSALTA CORPORATION / Q2 2009   7

1 For a 7,000 Btu/KWh heat rate plant.

For the three months ended June 30, 2009, spark spreads decreased in Alberta due to power prices decreasing more than natural gas prices as a result of decreased demand for electricity and better overall unit availability.  Spark spreads in the Pacific Northwest and Ontario increased in 2009 relative to 2008 due to power prices decreasing less than natural gas prices.

For the six months ended June 30, 2009 spark spreads decreased in Alberta relative to the same period in 2008 due to power prices decreasing more than natural gas prices due to weaker demand and better unit availability.   Spark spreads in the Pacific Northwest and Ontario increased relative to 2008 as power prices have decreased less than natural gas prices.

During the second quarter, our consolidated power portfolio was over 95% hedged at an average price ranging from $60-$65 per megawatt hour (“MWh”) in Alberta, and an average price ranging from $50-$55/MWh in the Pacific Northwest.  The use of these hedges reduced the impact of lower prices upon our consolidated financial results.

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Operates hydro, wind, geothermal, natural gas- and coal-fired plants, and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our 2008 Annual Report). At June 30, 2009, Generation had 8,386 MW of gross generating capacity1 in operation (7,963 MW net ownership interest) and 525 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 18 of our 2008 Annual Report.

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

8   TRANSALTA CORPORATION / Q2 2009

The results of the Generation segment are as follows:

	2009		2008
3 months ended June 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	570	31.12	663	36.21
Fuel and purchased power	(239)	(13.05)	(332)	(18.13)
Gross margin	331	18.07	331	18.08
Operations, maintenance and administration	172	9.39	139	7.59
Depreciation and amortization	113	6.17	96	5.24
Taxes, other than income taxes	7	0.38	5	0.27
Intersegment cost allocation	8	0.44	8	0.44
Operating expenses	300	16.38	248	13.54
Operating income	31	1.69	83	4.54
Installed capacity (GWh)	18,315		18,311
Production (GWh)	9,656		10,652
Availability (%)	82.8		79.3

	2009		2008
6 months ended June 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	1,311	35.99	1,451	39.51
Fuel and purchased power	(614)	(16.86)	(702)	(19.11)
Gross margin	697	19.14	749	20.40
Operations, maintenance and administration	318	8.73	239	6.51
Depreciation and amortization	224	6.15	196	5.34
Taxes, other than income taxes	12	0.33	10	0.27
Intersegment cost allocation	16	0.44	15	0.41
Operating expenses	570	15.65	460	12.53
Operating income	127	3.49	289	7.87
Installed capacity (GWh)	36,422		36,729
Production (GWh)	21,829		23,878
Availability (%)	84.6		85.5

1

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

TRANSALTA CORPORATION / Q2 2009   9

Production and Gross Margins

Generation’s production volumes, electricity and steam production revenues, and fuel and purchased power costs based on geographical regions are presented below.

3 months ended June 30, 2009	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	7,386	11,412	273	106	167	23.92	9.29	14.63
Eastern Canada	890	1,848	93	53	40	50.32	28.68	21.65
International	1,380	5,055	204	80	124	40.36	15.83	24.53
	9,656	18,315	570	239	331	31.12	13.05	18.07

3 months ended June 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	7,925	11,406	335	138	197	29.37	12.10	17.27
Eastern Canada	726	1,789	131	98	33	73.23	54.78	18.45
International	2,001	5,116	197	96	101	38.51	18.76	19.75
	10,652	18,311	663	332	331	36.21	18.13	18.08

6 months ended June 30, 2009	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	14,916	22,692	546	211	335	24.06	9.30	14.76
Eastern Canada	1,883	3,675	211	126	85	57.41	34.29	23.13
International	5,030	10,055	554	277	277	55.10	27.55	27.55
	21,829	36,422	1,311	614	697	35.99	16.86	19.14

6 months ended June 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	16,683	22,816	695	259	436	30.46	11.35	19.11
Eastern Canada	1,615	3,578	264	189	75	73.78	52.82	20.96
International	5,580	10,335	492	254	238	47.61	24.58	23.03
	23,878	36,729	1,451	702	749	39.51	19.11	20.40

1

Western Canada

Our Western Canada assets consist of coal and natural gas-fired plants, hydro facilities, and wind farms.  Refer to page 36 of our 2008 Annual Report for further details on our Western operations.

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

10   TRANSALTA CORPORATION / Q2 2009

The change in production for the three and six months ended June 30, 2009 is reconciled below:

	3 months ended June 30	6 months ended June 30
	(GWh)	(GWh)
Production, 2008	7,925	16,683
Lower hydro volumes	(192)	(192)
Higher planned outages at Alberta Thermal	(614)	(1,200)
Lower (higher) unplanned outages at Alberta Thermal	186	(294)
Timing of planned outages at Sheerness	103	(18)
No planned outage at Genesee 3 in 2009	145	145
Lower customer demand	(244)	(244)
Other	77	36
Production, 2009	7,386	14,916

The change in gross margin for the three and six months ended June 30, 2009 is reconciled below:

	3 months ended June 30	6 months ended June 30
Gross margin, 2008	197	436
Higher planned outages at Alberta Thermal	(56)	(94)
Lower hydro volumes and prices	(18)	(18)
Lower (higher) unplanned outages at Alberta Thermal	14	(13)
Timing of planned outages at Sheerness	10	3
No planned outage at Genesee 3 in 2009	12	12
Mark-to-market movements	1	5
Higher coal costs	(2)	(8)
Other	9	12
Gross margin, 2009	167	335

Eastern Canada

Our Eastern Canada assets consist of four natural gas-fired facilities and one wind farm.  Refer to page 37 of our 2008 Annual Report for further details on our Eastern operations.

Production for the three and six months ended June 30, 2009 increased 164 GWh and 268 GWh, respectively, primarily due to the commissioning of Kent Hills and higher market heat rates at Sarnia.

For the three and six months ended June 30, 2009, gross margins increased $7 million and $10 million, respectively, primarily due to the commissioning of Kent Hills.

International

Our International assets consist of natural gas, coal, hydro, and geothermal assets in various locations in the United States and natural gas assets in Australia.  Refer to page 37 of our 2008 Annual Report for further details on our International operations.

TRANSALTA CORPORATION / Q2 2009   11

The change in production for the three and six months ended June 30, 2009 is reconciled below:

	3 months ended June 30	6 months ended June 30
	(GWh)	(GWh)
Production, 2008	2,001	5,580
Lower planned outages at Centralia Thermal	461	613
Lower unplanned outages at Centralia Thermal	127	272
Economic dispatching at Centralia Thermal	(1,192)	(1,307)
Lower production at natural gas-fired facilities	(19)	(128)
Other	2	-
Production, 2009	1,380	5,030

The change in gross margin for the three and six months ended June 30, 2009 is reconciled below:

	3 months ended June 30	6 months ended June 30
Gross margin, 2008	101	238
(Lower) higher production at Centralia Thermal	(4)	1
Favourable contract pricing	2	22
Favourable foreign exchange	15	42
Higher coal costs	(3)	(13)
Mark-to-market movements	20	14
Favourable commercial settlements in 2008	-	(14)
Other	(7)	(13)
Gross margin, 2009	124	277

The mark-to-market movements primarily relate to contracts that did not qualify for hedge accounting in 2008 due to the expected reduced production at Centralia Thermal during the boiler modification work planned for 2009.

Operations, Maintenance and Administration Expense

OM&A costs for the three and six months ended June 30, 2009 increased compared to the same period in 2008 primarily due to higher planned outages and unfavourable foreign exchange rates.

Depreciation Expense

Depreciation expense for the three and six months ended June 30, 2009 increased compared to the same period in 2008 due to increased capital spending, the retirement of certain assets during planned maintenance activities, and unfavourable foreign exchange rates, partially offset by the early retirement of certain components as a result of equipment modifications made at Centralia Thermal in 2008.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within Value at Risk (“VaR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available

12   TRANSALTA CORPORATION / Q2 2009

generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of our Energy Trading activities, refer to page 38 of our 2008 Annual Report.

The results of the COD segment are as follows:

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Gross margin	15	45	30	60
Operations, maintenance and administration	10	10	16	20
Depreciation and amortization	-	1	1	1
Intersegment cost allocation	(8)	(8)	(16)	(15)
Operating expenses	2	3	1	6
Operating income	13	42	29	54

For the three months and six months ended June 30, 2009, COD gross margins decreased relative to the same period in 2008 due to market changes in the Western region and the prolonged water run-off season in 2008.  This was partially offset in 2009 by favourable Eastern Region strategies that benefited from geographic spreads.

OM&A costs for the three months ended June 30, 2009 were comparable to the same period in 2008.

OM&A costs for the six months ended June 30, 2009 decreased compared to the same period in 2008 due to reduced staff compensation costs.

The inter-segment cost allocations are comparable with the prior period.

NET INTEREST EXPENSE

The components of interest expense are shown below:

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Interest on long-term debt	43	42	86	84
Interest income	(1)	(4)	(3)	(9)
Capitalized interest	(9)	(3)	(17)	(7)
Net interest expense	33	35	66	68

TRANSALTA CORPORATION / Q2 2009   13

The change in net interest expense for the three and six months ended June 30, 2009, compared to the same period in 2008 is shown below:

	3 months ended June 30	6 months ended June 30
Net interest expense, 2008	35	68
Higher long-term debt levels	3	4
Lower interest rates	(4)	(8)
Lower interest income	3	6
Higher capitalized interest	(6)	(10)
Unfavourable foreign exchange	2	6
Net interest expense, 2009	33	66

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests for the three and six months ended June 30, 2009 was comparable to the same period in 2008.

INCOME TAXES

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
(Loss) earnings before income taxes	(26)	51	20	98
Equity loss	-	-	-	97
Other income	-	-	(7)	(5)
(Loss) earnings before income taxes, equity loss and other income	(26)	51	13	190
Income tax (recovery) expense	(20)	4	(16)	18
Income tax expense on other income	-	-	(1)	(1)
Income tax effect on writedown of equity investment	-	-	-	28
Income tax (recovery) expense excluding equity loss and other income	(20)	4	(17)	45
Effective tax rate on (loss) earnings before income taxes, equity loss and other income (%)	77	8	(131)	24

Income tax expense decreased for the three months ended June 30, 2009 compared to the same period in 2008 due to lower pre-tax earnings in 2009.  For the six months ended June 30, 2009 income tax expense decreased compared to the same period in 2008 due to lower pre-tax earnings in 2009, partially offset by the tax recovery on the writedown of our Mexican investment in 2008.

The effective tax rate increased for the three months ended June 30, 2009 and decreased for the six months ended June 30, 2009 compared to the same period in 2008 primarily due to lower pre-tax earnings in 2009 and certain deductions that do not fluctuate with earnings.

14   TRANSALTA CORPORATION / Q2 2009

FINANCIAL POSITION

The following chart highlights significant changes in the Consolidated Balance Sheets from Dec. 31, 2008 to June 30, 2009:

	Increase/
	(Decrease)	Primary factors explaining change
Accounts receivable	(203)	Timing of customer receipts and lower revenues
Income taxes receivable	15	Lower earnings
Inventory	39	Lower production
Risk management assets (current and long-term)	42	Price movements
Property, plant, and equipment, net	136	Capital additions, partially offset by depreciation expense
Intangible assets	(31)	Amortization expense
Other assets	46	Growth and productivity initiatives
Accounts payable and accrued liabilities	(266)	Timing of operational and construction commitments
Collateral received	107	Collateral collected from counterparties associated with their obligations as a result of a change in forward prices
Long-term debt (including current portion)	223	Issuance of long-term debt and increased draws on credit facilities, partially offset by foreign exchange and maturities
Risk management liabilities (current and long-term)	(136)	Price movements
Net future income tax liabilities (including current portions)	52	Tax effect on the increase in net risk management assets
Non-controlling interests	19	Sale of portion of Kent Hills, partially offset by distributions in excess of earnings attributable to non-controlling interests
Shareholders’ equity	47	Net earnings and movements in AOCI, partially offset by dividends declared

FINANCIAL INSTRUMENTS

Refer to Note 7 on page 84 of the 2008 Annual Report and the interim consolidated financial statements as at and for the three and six months ended June 30, 2009 for details on Financial Instruments.  During the current quarter, the change in the net asset position of financial instruments resulted from changes in future prices on contracts in our Generation segment. Refer to the ‘Risk Management’ section in the MD&A of our 2008 Annual Report outlining our risks and how we manage them.  Our risk management profile and practices have not changed materially from Dec. 31, 2008.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  These are defined under GAAP as Level III financial instruments.  Level III financial instruments are not traded in an active market and fair value is therefore developed using valuation models or upon internally developed assumptions or inputs.  Our Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.  Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.  At June 30, 2009, Level III financial instruments had a net carrying value of nil (Dec. 31, 2008 – nil).

TRANSALTA CORPORATION / Q2 2009   15

STATEMENTS OF CASH FLOWS

The following chart highlights significant changes in the Consolidated Statements of Cash Flows for the three months ended June 30, 2009 and 2008:

3 months ended June 30	2009	2008	Primary factors explaining change
Cash and cash equivalents, beginning of period	49	58
Provided by (used in):
Operating activities	57	171	Lower cash earnings and unfavourable change in working capital of $37 million.

Investing activities	(355)	(221)	Decrease in collateral held of $72 million and an increase in capital spending of $42 million.

Financing activities	304	42

Increased draws on credit facilities of $331 million, decreased debt maturities of $110 million, and decreased share repurchases of $119 million, partially offset by lower debt issuances of $302 million.

Translation of foreign currency cash	(1)	-
Cash and cash equivalents, end of period	54	50

The following chart highlights significant changes in the Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2008:

6 months ended June 30	2009	2008	Primary factors explaining change
Cash and cash equivalents, beginning of period	50	51
Provided by (used in):
Operating activities	140	408	Decrease in cash earnings of $44 million and unfavourable changes in working capital of $149 million.

Investing activities	(292)	(334)

Collateral received from counterparties of $120 million and proceeds from sale of Kent Hills of $29 million, partially offset by an increase in capital spending of $23 million and a decrease in realized gains on financial instruments of $37 million.

Financing activities	156	(78)

Increased draws on credit facilities of $319 million, decreased long-term debt maturities of $112 million, and decreased share repurchases of $126 million, partially offset by lower debt issuances of $302 million.

Translation of foreign currency cash	-	3
Cash and cash equivalents, end of period	54	50

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 46 of our 2008 Annual Report.

16   TRANSALTA CORPORATION / Q2 2009

Our ability to generate adequate cash flow from operations, maintain our financial capacity and flexibility, and to provide for planned growth remains substantially unchanged since Dec. 31, 2008.

Debt

Recourse and non-recourse debt totalled $3,031 million at June 30, 2009 compared to $2,808 million at Dec. 31, 2008.  Amounts drawn on credit facilities increased in 2009 as a result of lower cash earnings and higher capital expenditures, partially offset by an increase in collateral received in 2009, which was used to repay credit facility balances.  Total long-term debt increased from Dec. 31, 2008 primarily due to debt issued during the quarter.

Credit Facilities

We have a total of $2.1 billion of committed long-term credit facilities of which $1.3 billion is not drawn and is available as of June 30, 2009, subject to customary borrowing conditions.  At June 30, 2009, credit utilized under these facilities is $821 million, which is comprised of actual drawings of $577 million and of letters of credit of $284 million.

Beyond the cash flow generated by our business, our primary source for short-term liquidity requirements is from our 2.1 billion of committed credit facilities.  These facilities are comprised of a $1.5 billion committed syndicated bank facility, which matures in 2012 with the remainder comprised of bilateral credit facilities which mature between 2010 and 2013.  We anticipate renewing these facilities, based on reasonable commercial terms, prior to their maturities.

Share Capital

On July 29, 2009, we had approximately 198 million common shares outstanding.

At June 30, 2009, we had 1.6 million outstanding employee stock options with a weighted average exercise price of $26.75.  For the three and six months ended June 30, 2009, no options were exercised.

Normal Course Issuer Bid (“NCIB”) Program

On May 6, 2009, we announced plans to renew our NCIB program until May 6, 2010.  We received the approval from the Toronto Stock Exchange to purchase, for cancellation, up to 9.9 million of our common shares representing 5 per cent of our 198 million common shares issued and outstanding as at April 30, 2009.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition.

For the three and six months ended June 30, 2009, we purchased no shares under the NCIB program.

For the three months ended June 30, 2008, we purchased 1,977,500 shares under the NCIB program at an average price of $35.40 per share. The shares were purchased for an amount higher than their weighted average book value of $8.96 per share resulting in a reduction of retained earnings of $52 million.  For the six months ended June 30, 2008, we purchased 3,886,400 shares under the NCIB program at an average price of $33.45 per share. The shares were purchased for an amount higher than their weighted average book value of $8.95 per share resulting in a reduction of retained earnings of $95 million.

TRANSALTA CORPORATION / Q2 2009   17

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Total shares purchased	-	1,977,500	-	3,886,400
Average purchase price per share	-	35.40	-	33.45
Total cost	-	70	-	130
Weighted average book value of shares cancelled	-	18	-	35
Reduction to retained earnings	-	52	-	95

Credit Risk

Credit risk is the risk to our business associated with changes in creditworthiness of entities with which we have commercial exposures. Refer to page 55 of our 2008 Annual Report for further details on our credit risk management profile and practices.

While we had no counterparty losses in the second quarter of 2009, we continue to keep a close watch on changes and trends in the market and the impact these changes could have on our trading business and hedging activities, and will take appropriate actions as required although no assurance can be given that we will always be successful.

We are exposed to minimal credit risk from our Alberta PPAs because under the terms of these arrangements, receivables are substantially all secured by letters of credit. Our credit risk management profile and practices have not changed materially since Dec. 31, 2008.

Guarantee Contracts

We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At June 30, 2009, we provided letters of credit totalling $284 million (Dec. 31, 2008 – $430 million) and cash collateral of $30 million (Dec. 31, 2008 – $37 million).  The decrease in letters of credit and cash collateral is due primarily to lower forward electricity prices in the Pacific Northwest and reduced trading activity with exchanges.  These letters of credit and cash collateral secure certain amounts included on our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

CLIMATE CHANGE AND THE ENVIRONMENT

In the second quarter of 2009 there were no significant changes in environmental legislation affecting power generation in Canada.  The Canadian federal government continues to develop its greenhouse gas (“GHG”) regulatory framework with the goal of having regulations in place by 2010 for implementation in 2012.  The Canadian federal government environment minister has signaled that the Canadian electricity sector will be subject to an emission reduction requirement of 30% below 2006 levels by 2020, which is to be achieved through a cap and trade system.  The federal framework is expected to be released by September 2009.

Separately, the Canadian federal government announced its intention to develop a new national regulation for air pollutants by the end of 2009.  There is currently an active stakeholder consultation process underway to provide industry input into the development of these regulations.

On June 30, 2009 the Alberta Government announced that our Project Pioneer was not selected as part of the first CCS projects to receive funding under its $2 billion CCS initiative.  The Alberta Government has indicated its intent to negotiate funding agreements

18   TRANSALTA CORPORATION / Q2 2009

with the selected parties by July 30, 2009, and if not successful, may look to open discussions with other projects.

On May 27, 2009 the Government of Ontario introduced the Environmental Protection Amendment Act (Greenhouse Gas Trading) which is enabling legislation to clarify the Ontario Government’s authority to establish a GHG cap and trade system, allow for related auctions of compliance instruments, and to allow the government to link its GHG cap and trade system with other jurisdictions.  The legislation is currently under a 60-day public comment period. The impact of this legislation on us is minor at this time, as it simply establishes the framework for more detailed GHG regulations expected later in 2009.

In the United States, the American Clean Energy and Security Act was passed by the House of Representatives on June 26, 2009.  The Act, if implemented, calls for the reduction of greenhouse gas emissions from the U.S. electricity sector of 3% in 2012, increasing to 17% by 2020.  The Act proposes a national cap and trade system with a portion of emission allowances being auctioned to industrial emitters.  The U.S. Senate is now considering this legislation.

On May 21, 2009, Washington State Governor Gregoire signed an Executive Order laying out the state’s plan for addressing climate change related emissions.  In the Order, the Governor included a directive to the State Department of Ecology to work with us to apply the state's GHG performance standard to our Centralia Thermal plant by no later than 2025.  The GHG performance standard would require emissions of approximately 0.5 tonnes/MWh, or about half of what is currently emitted at Centralia.  Exploratory discussions have already begun with the Department of Ecology about how this emission reduction target might be achieved.  At this time it is not clear how the state’s target and timeframe will endure should federal GHG legislation come into effect.

OUTLOOK

For 2009, we now anticipate comparable earnings per share to be broadly in line with or slightly below last year's earnings, prior to adjusting for the Sundance 3 major maintenance outage and higher OM&A due to our accelerated major maintenance program.  The other significant factors that influence our results are discussed below.

Business Environment

Economic Environment

As a result of the ongoing economic environment, commodity prices continue to be low, and could result in lower input costs for us in the future. Although we have contracted the price of the majority of our inputs in the short-term, in the longer-term we may see the benefit of lower operating costs.

A number of financial and industrial counterparties have experienced credit rating downgrades and we expect 2009 will continue to be a challenging year for some of our counterparties.  While we had no counterparty losses in the first two quarters of 2009, we continue to monitor counterparty credit risk and act in accordance with our established risk management policies.  We do not anticipate any material change to our existing credit practices and continue to deal primarily with investment grade counterparties.

We expect continued strict lending conditions, which could reduce the amount of capital available. Our strong financial position, available committed lines of credit, and relatively low debt maturity profile allow us to be selective about when we need to go to the market for financing. We see support in the market for successful projects with high returns, so we will continue to evaluate potential projects using the risk management policies that have been developed and take action when appropriate.

While we do expect our results from operations in 2009 to be somewhat impacted by the current economic environment, this impact is largely mitigated by the contracted production and prices through our PPAs and other long-term contracts.

TRANSALTA CORPORATION / Q2 2009   19

Spot Power Prices

For the remainder of 2009, spot power prices are expected to remain lower than 2008 due to lower natural gas prices and continued weakened demand for electricity.

Environmental Legislation

For the remainder of 2009, we anticipate increasing regulatory clarity on future GHG requirements from both the Canadian and U.S. governments.  The Canadian GHG framework is expected to be determined by September 2009.  The U.S. timeline is less certain given Senate deliberations, but an outcome is expected sometime in the fall of 2009.

We are active participants in consultations leading up to the formation of these legislative and regulatory mechanisms.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase due to the uprate at Sundance Unit 5 in late 2009 and the completion of Blue Trail.  Production and availability are expected to increase throughout the second half of the year as planned outage activities are completed.  Overall fleet availability for 2009 is expected to be between 87 and 89 per cent.  The decrease in availability from the first quarter outlook is mainly due to the advancement of a major maintenance outage on Unit 3 of our Sundance facility from the second quarter of 2010 into the second and third quarters of 2009.

Commodity Hedging

Through the Alberta PPAs and our other long-term contracts, approximately 70 per cent of our capacity is contracted for a period of more than 10 years.  To provide further stability to future earnings, we enter into physical and financial contracts for periods of up to four years.  Under this strategy, we target being up to 90 per cent contracted for the upcoming year, stepping down to 70 per cent in the fourth year.  As at the end of the second quarter, approximately 95 per cent of our 2009 remaining capacity and approximately 85 per cent of our 2010 capacity is contracted with the average contracted price in 2009 of $60-$65/MWh in Alberta and U.S.$50-$55/MWh in the Pacific Northwest.

We continue to closely monitor the risks associated with commodity price changes on our future operations and, where we consider appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Fuel Costs

Coal costs in Alberta are subject to increases related to mining such as increased overburden removal, inflation, and increases in commodity prices. Seasonal variations in coal costs at our Alberta mines are minimized through the application of standard costing. Although the risk of cost increases due to commodity prices is much lower, coal costs for the remainder of 2009, on a standard cost basis, are expected to increase five per cent from the prior year primarily due to increased capital expenditures in 2008.

Fuel at Centralia Thermal is purchased from external suppliers in the Powder River Basin and delivered by rail.  The delivered cost of fuel for the remainder of 2009 is expected to increase between 10 and 15 per cent from the prior year due to rail and transportation contract escalations.

20   TRANSALTA CORPORATION / Q2 2009

Our natural gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to natural gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term natural gas purchase contracts.  Merchant natural gas facilities are exposed to the changes in spark spreads because the majority of the natural gas is purchased on a spot basis. The input costs that are purchased on a spot basis benefited from lower prices seen throughout the second quarter, which is in line with our expectations for the remainder of the year.

Operations, Maintenance, and Administration Costs

OM&A costs per MWh of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per installed MWh for the remainder of 2009 are expected to decrease as a result of lower planned maintenance activities, cost savings, and productivity initiatives.  OM&A costs for the full year are expected to be $30-$40 million higher than last year due exclusively to higher major maintenance.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure with the view to maximize earnings while still maintaining an acceptable risk profile.  Our 2009 objective remains for Energy Trading to contribute between $65 million and $85 million in gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar and Australian dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign-denominated currency expenses, including interest charges, which serve as a natural hedge for a portion of our foreign currency revenues.  Any residual foreign exchange exposure is hedged with foreign exchange contracts.

Net Interest Expense

Net interest expense for the remainder of 2009 is expected to be higher compared to the prior year mainly due to higher debt balances and slightly lower interest income.  However, changes in interest rates and in the value of the Canadian dollar relative to the U.S. dollar will affect the amount of net interest expense incurred.

Liquidity and Capital Resources

If there is increased volatility in power and natural gas markets, or if market trading activities increase, there may be the need for additional liquidity. To mitigate this liquidity risk, we maintain and monitor $2.1 billion of committed credit facilities as well as monitor exposures to determine expected liquidity requirements.

Accounting Estimates

Although we do not expect significant changes in our accounting estimates as a result of the current economic environment, some fluctuation could be seen on the fair valuation of our risk management assets and liabilities due to large variation in future commodity prices and foreign exchange and interest rate forward curves. Any significant changes in forward prices and rates could result in material differences in the amount of unrealized gains or losses and risk management assets and liabilities recorded at each reporting date due to the fair valuation performed at that time. However, any such change in fair value will not impact cash flow as we will continue to receive our contracted prices associated with Generation asset contracts.

TRANSALTA CORPORATION / Q2 2009   21

Capital Expenditures

Projects and Growth

Our major projects are comprised of spending to sustain our current operations and for growth activities.  Seven significant growth capital projects are currently in progress as outlined in the table below:

	Total Project		2009		Target
Project	Estimated spend	Spent to date	Estimated spend	Spent to date	completion date	Details

Keephills 3	888	589	235 - 255	113	Q1 2011	A 450 MW (225 MW net ownership interest) supercritical coal-fired plant and associated mine capital in a partnership with Capital Power [1]
Blue Trail	115	85	85 - 90	59	Q4 2009	A 66 MW wind farm in southern Alberta
Sundance Unit 5 uprate	75	37	50 - 60	20	Q4 2009	A 53 MW efficiency uprate at our Sundance facility
Summerview 2	123	31	80 - 90	6	Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Keephills Unit 1 uprate	34	1	5 - 10	1	Q4 2011	A 23 MW efficiency uprate at our Keephills facility
Keephills Unit 2 uprate	34	-	5 - 10	-	Q4 2012	A 23 MW efficiency uprate at our Keephills facility
Ardenville	135	26	25 - 35	26	Q1 2011	A 69 MW wind farm in southern Alberta
Total growth	1,404	769	485 - 550	225

1 As a result of a re-organization, ownership changed from EPCOR Power Development Corporation to Capital Power on July 1, 2009.

Sustaining Expenditures

For 2009, our estimate for total sustaining capital expenditures, net of any contributions received, is allocated among the following:

Category	Description	Expected spend	Spent to date

Routine capital	Expenditures to maintain our existing generating capacity	115 - 135	61
Productivity capital	Projects to improve power production efficiency	40 - 45	16
Mining equipment and land purchases	Expenditures related to mining equipment and land	35 - 45	13
Centralia modifications	Capital project to convert to external coal	20 - 25	19
Planned maintenance	Regularly scheduled major maintenance	150 - 160	65
Total sustaining expenditures		360 - 410	174

The expected spend for planned maintenance has increased due to the advancement of a major maintenance outage on Unit 3 of our Sundance facility from the second quarter of 2010 into the second and third quarters of 2009.

22   TRANSALTA CORPORATION / Q2 2009

Details of the 2009 planned maintenance program are outlined as follows:

	Coal	Gas and hydro	Expected spend	Spent to date

Capitalized	105 - 110	45 - 50	150 - 160	65
Expensed	115 - 125	0 - 5	115 - 130	94
	220 - 235	45 - 55	265 - 290	159

	Coal lost	Gas and hydro lost	Total lost	Lost to date
GWh lost	3,200 - 3,300	200 - 225	3,400 - 3,525	2,675

The expected spend and associated expected GWh to be lost as a result of planned maintenance have increased due to the advancement of a major maintenance outage on Unit 3 of our Sundance facility from the second quarter of 2010 into the second and third quarters of 2009.

Financing

Financing for these capital expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity. The funds required for committed growth and sustaining projects are not expected to be impacted by the current economic environment due to the highly contracted nature of our cash flows and amount of committed credit available at June 30, 2009.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership with Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and Capital Power.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at June 30, 2009, TAGP had received $46 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when operations commence.

CE Generation, LLC has entered into contracts with related parties to provide administrative and maintenance services.  The values of these contracts are U.S.$3 million for the years ending Dec. 31, 2009 and 2010.

For the period November 2002 to November 2012, one of our subsidiaries, TransAlta Cogeneration, L.P. (“TA Cogen”), entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract and therefore have no risk other than counterparty risk.

TRANSALTA CORPORATION / Q2 2009   23

CURRENT ACCOUNTING CHANGES

Credit Risk

On Jan. 1, 2009, we adopted the Emerging Issues Committee (“EIC”) Abstract EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  Under EIC–173, an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The implementation of this standard did not have a material impact upon our consolidated financial statements.

Deferral of Costs and Internally Developed Intangibles

On Jan. 1, 2009, we adopted Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 further defines that an internally developed intangible asset must demonstrate technical feasibility, an intention for use or sale, the generation of future economic benefits, and adequate access to resources to complete the development of the intangible asset in order to be able to capitalize associated costs.  The implementation of this standard did not have a material impact upon our consolidated financial statements.

Mining Exploration Costs

On Jan. 1, 2009, we adopted EIC–174, Mining Exploration Costs.  EIC–174 provides guidance on the capitalization of mining exploration costs, particularly when mining reserves have not been proven. The EIC also defines when an impairment test should be performed on previously capitalized costs. The implementation of this standard did not have a material impact upon our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, for amendments to Section 3855, Financial Instruments – Recognition and Measurement.  The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. This standard will be effective for us on July 1, 2009 its adoption is not anticipated to have a material impact upon our consolidated financial statements.

Financial Instrument Disclosures

In June 2009, the International Accounting Standards Board (“IASB”) amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7).  The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments.  This standard will be effective for us for the annual period ending Dec. 31, 2009. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of our existing financial instrument disclosures.

24   TRANSALTA CORPORATION / Q2 2009

International Financial Reporting Standards (“IFRS”) Convergence

On May 8, 2009, the AcSB re-confirmed that IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010.  The project to convert to IFRS consists of four phases: diagnostic, design and planning, solution development, and implementation.  The design and planning stage consists of cross-functional, issue-specific teams analyzing further the key areas of convergence, and along with Information Technology and Internal Control resources, determining process, system, and financial reporting controls changes required to effect dual reporting in 2010 and full convergence in 2011.  The diagnostic phase has been completed for the IFRS standards expected to be effective on convergence.  Staff training programs are also in the design and planning stages and a communication plan is in place.

A steering committee monitors the progress and critical decisions in the transition to IFRS and continues to meet regularly.  This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

Based on work to-date, our initial view is that while IFRS uses a conceptual framework similar to Canadian GAAP and there are many similarities between Canadian GAAP and IFRS, there are significant differences in accounting policies that must be addressed.  The major differences for us will likely arise in respect of property, plant, and equipment, the impairment of long-lived assets, and accounting for long-term contracts.  In addition, there is significantly more disclosure required, which is not anticipated to have a material impact upon our consolidated financial statements.  We continue to carefully evaluate the transitional options available under IFRS at the adoption date, the most appropriate long-term accounting policies, and the impacts of the differences identified.  Accordingly, the full impact of adopting IFRS on our future financial position and future results cannot be reasonably determined at this time.

The IASB is currently undertaking several IFRS projects which will likely result in significant changes to existing IFRS standards in areas such as financial statement presentation, leases, revenue recognition, post-employment benefits, taxes, and financial instruments.  At this time, it is not anticipated that any material new standards or amendments relating to these projects will be effective on convergence in 2011.  However, the progress and recommendations of these IASB projects are being monitored closely to ensure that any potential adverse impacts to the convergence project can be minimized.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than net income or cash flow from operating activities, as determined in accordance with GAAP, as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

TRANSALTA CORPORATION / Q2 2009   25

Net (Loss) Earnings Reconciliation

Gross margin and operating income are reconciled to net (loss) earnings below:

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Revenues	585	708	1,341	1,511
Fuel and purchased power	(239)	(332)	(614)	(702)
Gross margin	346	376	727	809
Operations, maintenance, and administration	207	178	381	313
Depreciation and amortization	118	100	235	204
Taxes, other than income taxes	7	5	12	10
Operating expenses	332	283	628	527
Operating income	14	93	99	282
Foreign exchange gain (loss)	2	-	3	(1)
Net interest expense	(33)	(35)	(66)	(68)
Equity loss	-	-	-	(97)
Other income	1	-	8	5
(Loss) earnings before non-controlling interests and income taxes	(16)	58	44	121
Non-controlling interests	10	7	24	23
(Loss) earnings before income taxes	(26)	51	20	98
Income tax (recovery) expense	(20)	4	(16)	18
Net (loss) earnings	(6)	47	36	80

Earnings on a Comparable Basis

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Earnings on a comparable basis are based on earnings per share and are additive quarter over quarter.

In calculating comparable earnings for 2009, we have excluded the settlement of an outstanding commercial issue that has been recorded in other income as this was related to our previously held Mexican investment.

The change in life of certain component parts at Centralia Thermal was excluded from the calculation of comparable earnings in 2009 and 2008 as it is relates to the cessation of mining activities at the Centralia coal mine and conversion to consuming solely third party supplied coal.

In calculating comparable earnings for 2008, we have also excluded the writedown of our Mexican investment.  We also excluded the gains recorded on the sale of assets at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.

26   TRANSALTA CORPORATION / Q2 2009

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Net (loss) earnings	(6)	47	36	80
Sale of assets at Centralia, net of tax	-	-	-	(4)
Change in life of Centralia parts, net of tax	-	2	1	7
Settlement of commercial issue, net of tax	-	-	(6)	-
Writedown of Mexican investment, net of tax	-	-	-	65
(Loss) earnings on a comparable basis	(6)	49	31	148

Weighted average common shares outstanding in the period	198	199	198	200
(Loss) earnings on a comparable basis per share	(0.03)	0.25	0.16	0.74

Free Cash Flow (Deficiency)

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt, pay common share dividends, or repurchase common shares.

Sustaining capital expenditures for the three months ended June 30, 2009, represents total additions to property, plant, and equipment per the Consolidated Statements of Cash Flow less $172 million ($168 million net of joint venture contributions) that we have invested in growth projects.  For the same period in 2008, we invested $130 million ($125 million net of joint venture contributions) in growth projects.  For the six months ended June 30, 2009 and 2008, we invested $234 million ($225 million net of joint venture contributions) and $203 million ($192 million net of joint venture contributions), respectively, in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended June 30		6 months ended June 30
	2009	2008	2009	2008
Cash flow from operating activities	57	171	140	408
Add (Deduct):
Sustaining capital expenditures	(109)	(109)	(178)	(186)
Dividends on common shares	(57)	(54)	(111)	(105)
Distribution to subsidiaries' non-controlling interest	(17)	(27)	(33)	(44)
Debt repayments	(17)	(11)	(18)	(15)
Timing of contractually scheduled payments	-	-	-	(116)
Other income	(1)	-	(8)	-
Cash flows from equity investments	-	4	-	3
Free cash flow (deficiency)	(144)	(26)	(208)	(55)

We seek to maintain sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to our business.

TRANSALTA CORPORATION / Q2 2009   27

SELECTED QUARTERLY INFORMATION

	Q3 2008	Q4 2008	Q1 2009	Q2 2009

Revenue	791	808	756	585
Net earnings (loss)	61	94	42	(6)
Basic earnings (loss) per common share	0.31	0.47	0.21	(0.03)
Diluted earnings (loss) per common share	0.31	0.47	0.21	(0.03)

	Q3 2007	Q4 2007	Q1 2008	Q2 2008

Revenue	711	783	803	708
Net earnings	66	130	33	47
Basic earnings per common share	0.33	0.64	0.17	0.24
Diluted earnings per common share	0.33	0.64	0.17	0.24

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

28   TRANSALTA CORPORATION / Q2 2009

FORWARD-LOOKING STATEMENTS

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements. All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "anticipate", "intend", "plan", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta's actual performance to be materially different from those projected.

Factors that may adversely impact our forward-looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which we operate; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving our facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) disruptions in the source of fuels or water required to operate our facilities; (viii) trading risks; (ix) fluctuations in the value of foreign currencies and foreign political risks; (x) need for additional financing; (xi) liquidity risk; (xii) structural subordination of securities; (xiii) counterparty credit risk; (xiv) insurance risk; (xv) our provision for income taxes; (xvi) legal proceedings involving us; (xvii) reliance on key personnel; (xviii) labour relations matters; and (xix) absence of a public market for certain of the securities offered. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" on page 22 of our 2008 Annual Information Form and on page 53 of our 2008 Annual Report.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

TRANSALTA CORPORATION / Q2 2009   29

SUPPLEMENTAL INFORMATION

		June 30, 2009	Dec. 31, 2008

Closing market price (TSX) ($)		22.31	24.30

Price range for the last 12 months (TSX) ($)	High	37.50	37.50

	Low	18.11	21.00

Debt to invested capital including non recourse debt (%)		49.4	48.1

Debt to invested capital excluding non recourse debt (%)		47.4	45.6

Return on shareholders' equity (%)		8.0	9.4

Comparable return on shareholders' equity[1,2] (%)		7.2	11.6

Return on capital employed[1] (%)		6.1	7.7

Comparable return on capital employed[1,2] (%)		6.5	9.6

Cash dividends per share[1] ($)		1.12	1.08

Price/earnings ratio[1] (times)		23.2	20.6

Earnings coverage[1] (times)		2.1	2.8

Dividend payout ratio based on net earnings[1] (%)		115.7	91.5

Dividend payout ratio based on comparable earnings[1,2] (%)		127.7	74.1

Dividend coverage[1] (times)		3.5	4.8

Dividend yield[1] (%)		5.0	4.4

Cash flow to debt[1] (%)		24.7	31.1

Cash flow to interest coverage (times)[1]		5.9	7.2

1 Last 12 months

2 These ratios incorporate items that are not defined under Canadian GAAP. None of these measurements are used to enhance the Corporation’s reported financial performance or position. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application.

RATIO FORMULAS

Debt to invested capital = (long-term debt – cash and cash equivalents) / (debt + non-controlling interests + shareholders’ equity – cash and cash equivalents)

Return on shareholders’ equity = net earnings or comparable earnings / average shareholders’ equity excluding Accumulated Other Comprehensive Income (“AOCI”)

Return on capital employed = (earnings before non-controlling interests and income taxes + net interest expense) / average invested capital excluding AOCI

Comparable return on capital employed = (comparable earnings before non-controlling interests and income taxes + net interest expense) / average invested capital excluding AOCI

Price/earnings ratio = current period’s close / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense plus capitalized interest)

Dividend payout ratio = dividends / net earnings or comparable earnings

30   TRANSALTA CORPORATION / Q2 2009

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / average total debt

Cash flow to interest coverage = (cash flow from operating activities before changes in working capital + net interest expense) / (net interest expense plus capitalized interest)

TRANSALTA CORPORATION / Q2 2009   31

GLOSSARY OF KEY TERMS

Alberta Power Purchase Agreement (PPA) - A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to PPA Buyers.

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

British thermal unit (Btu) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Carbon Capture and Storage (CCS) - An approach to mitigating the contribution of greenhouse gas emissions to global warming, which is based on capturing carbon dioxide emissions from industrial operations and permanently storing them in deep underground formations.

Cogeneration - A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG) – Gases having potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.

Heat rate - A measure of conversion, expressed as Btu/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net Maximum Capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark Spread - A measure of gross margin per MW (sales price less cost of natural gas).

Unplanned Outage - The shutdown of a generating unit due to an unanticipated breakdown.

Uprate - To increase the rated electrical capability of a power generating facility or unit.

Value at Risk (VaR) - A measure to manage earnings exposure from trading activities.

32   TRANSALTA CORPORATION / Q2 2009

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Manager, External Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

TRANSALTA CORPORATION / Q2 2009   33